EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended

September 30, 2025

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$946,382	$730,395
Accounts receivable (Note 3)	4,848,215	105,858
Contract assets (Note 3)	642,047	-
Prepaid expenses	159,025	274,799
	6,595,669	1,111,052
Long-term assets
Deposits	252,135	261,485
Property and equipment	407,966	375,777
Right of Use Assets (Note 4)	2,303,239	2,506,506
Intellectual property (Note 5)	8,497,596	9,771,481
	$18,056,605	$14,026,301

Liabilities and Shareholders' Equity Deficit
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,771,455	$1,233,974
Deferred revenue	69,512	840,768
Current portion of convertible debentures (Note 7)	1,304,181	4,915,248
Current portion of long-term debt	111,111	111,111
Current portion of lease obligations (Note 8)	738,984	693,607
	3,995,243	7,794,708
Long-term liabilities
Convertible debentures (Note 7)	-	4,259,709
Long-term debt	518,518	601,852
Long-term lease obligations (Note 8)	1,021,230	1,607,935
Asset retirement obligations	26,603	24,761
	1,566,351	6,494,257
	5,561,594	14,288,965
Shareholders' deficit
Common shares (Note 10): - authorized unlimited
Issued: 109,250,773 (2024 – 78,495,184) common shares	111,895,651	98,262,510
Contributed capital	9,943,036	9,739,322
Deficit	(109,343,676)	(108,264,496)
	12,495,011	(262,664)
	$18,056,605	$14,026,301

Going Concern (Note 1) Commitments (Note 9) Signed "Charles Selby"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 2 ]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024

Revenue
SFD® related revenue (Note 15)	$91,922	$-	$14,212,469	$602,072
Expenses
SFD® related costs, net	696,798	338,786	4,296,424	1,322,886
General and administrative expenses (Notes 12, 16)	1,122,666	1,003,871	3,439,472	2,987,220
Amortization	482,555	482,157	1,438,700	1,404,855
	2,302,019	1,824,814	9,174,596	5,714,961
Other expenses (income)
Interest expense, net	38,201	223,214	483,530	525,982
Foreign exchange loss (gain)	(54,445)	(102,809)	(219,612)	7,195
Loss (gain) on remeasurement of convertible debentures (Note 7)	(421,027)	(473,345)	5,828,118	482,123
Other expenses	8,214	5,526	25,017	149,024
	(429,057)	(347,414)	6,117,053	1,164,324

Net loss and comprehensive loss	$(1,781,040)	(1,477,400)	$(1,079,180)	(6,277,213)
Net loss per share (Note 11)
Basic	$(0.02)	$(0.02)	$(0.01)	$(0.08)
Diluted	$(0.02)	$(0.02)	$(0.01)	$(0.08)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 3 ]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Cash from (used in):
Operating activities
Net loss	$(1,781,040)	$(1,477,400)	$(1,079,180)	$(6,277,213)
Items not affecting cash:
Stock based compensation expense (Note 12)	161,373	34,305	698,450	171,521
Amortization	482,555	482,157	1,438,700	1,404,855
Accretion expense	614	615	1,842	1,844
Non-cash lease amortization and accretion (Note 8)	58,260	57,593	174,810	297,228
Unrealized foreign exchange loss (gain)	(140,646)	(108,686)	(402,712)	49,590
Loss on disposal of assets and lease modification	-	-	7,138	135,455
Remeasurement of convertible debentures (Note 7)	(421,027)	(473,345)	5,828,118	482,123
Change in deposits	1,441	1,441	4,322	4,322
Change in non-cash working capital balances (Note 14)	619,218	220,424	(5,759,152)	1,454,034
Operating lease payments	(60,168)	(57,992)	(180,504)	(304,544)
	701,620	156,512	1,811,012	3,696,428
Net cash from (used) in operating activities	(1,079,420)	(1,320,888)	731,832	(2,580,785)

Financing activities
Proceeds from the employee share purchase plan (Note 12)	9,706	13,985	36,039	30,927
Proceeds from stock options	-	-	59,417	-
Repayment of long-term debt	(27,778)	(27,777)	(83,334)	(83,333)
Proceeds from convertible debentures (Note 7)	-	(21,615)	-	3,450,463
Finance lease payments (Note 8)	(143,540)	(121,271)	(418,079)	(238,370)
Net cash from (used in) financing activities	(161,612)	(156,678)	(405,957)	3,159,687

Investing activity
Purchase of property, plant and equipment, net	(48,143)	-	(89,446)	(27,029)
Funds provided by (used for) of short-term investments	213,940	-	-	(68,417)
Net cash provided by (used in) investing activity	165,797	-	(89,446)	(95,446)
Effect of foreign exchange rate changes on cash and cash equivalents	74,084	(12,905)	(20,442)	(10,198)

Net increase (decrease) in cash and cash equivalents	(1,001,151)	(1,490,471)	215,987	473,258
Cash and cash equivalents, beginning of the period	1,947,533	2,365,442	730,395	401,713
Cash and cash equivalents, end of the period	$946,382	$874,971	$946,382	$874,971
Supplemental information
Cash interest paid	$58,669	$169,438	$481,096	$372,270
Non-cash financing activities, conversion of convertible debt	$153,572	$-	$13,315,118	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 4 ]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Deficit

(Unaudited-expressed in Canadian dollars)

	For the three months Ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024

Common Shares
Balance at beginning of the period	$111,722,667	$98,213,154	$98,262,510	$98,179,271
Issuance of common stock, net of share issuance costs for:
Employee Share Purchase Plan (Note 12)	19,412	27,972	72,077	61,855
Restricted Stock Unit Plan (Note 12)	-	-	39,035	-
Exercise of stock options	-	-	59,417	-
Conversion of convertible debentures (Note 10)	153,572	-	13,315,118	-
Transfers from contributed capital:
Exercise of stock options	-	-	39,039	-
Equity based transaction with non-employee (Note 10)	-	-	108,455	-
Balance at end of the period	111,895,651	98,241,126	111,895,651	98,241,126
Contributed Capital
Balance at beginning of the period	9,874,528	9,641,640	9,739,322	9,552,839
Transfer of equity to common shares (Note 10)	-	-	(147,494)	-
Recognition of stock-based compensation expense (Note 12)	68,508	10,091	351,208	98,892
Balance at end of the period	9,943,036	9,651,731	9,943,036	9,651,731
Deficit
Balance at beginning of the period	(107,562,636)	(103,986,514)	(108,264,496)	(99,186,701)
Net loss	(1,781,040)	(1,477,400)	(1,079,180)	(6,277,213)

Balance at end of the period	(109,343,676)	(105,463,914)	(109,343,676)	(105,463,914)

Total Shareholders' Deficit at end of the period	$12,95,011	$2,428,943	$12,495,011	$2,428,943

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[ 5 ]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”).

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. This method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements for the period ended September 30, 2025 (the” Consolidated Financial Statements”) of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These Consolidated Financial Statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these Consolidated Financial Statements have been issued.

During 2024 the Company completed an SFD® survey and had received deposits on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of these financial statements, the Company has finished one of those SFD® surveys and the interpretation phase of another of the 2025 SFD® Surveys.  In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately $8,192,559 of which US$5,724,000 of the original proceeds have been converted to common shares.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Use of Estimates and Judgements

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management's best estimate as at the date of the Consolidated Financial Statements.  Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of intellectual property and recognition of SFD® related revenue.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, reaching the final milestone payment for the geothermal right, lease interest rates and terms, the fair value of convertible debentures, and the assumptions used to measure stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These Consolidated Financial Statements for the period ending September 30, 2025, have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2024.  There were no new policies adopted on January 1, 2025.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

3. Accounts receivable and Contract Assets

	September 30,	December 31,
	2025	2024
Total receivables and contract assets	$5,432,342	$22,210
Contract assets	(642,047)	-
Trade receivables	4,790,295	22,210
Other receivables	57,920	83,648
Net Accounts receivable	4,848,215	105,858
Allowance for doubtful accounts	-	-
Accounts receivable	4,848,215	105,858

Aging of trade receivable as of September 30, 2025

Current	$-
0-90 days	107,130
91-180 days	3,569,405
>180 days	1,113,760
4,790,295

$461,186 outstanding accounts receivable were collected after September 30, 2025.

Contract assets are revenues not invoiced as of September 30, 2025.

4. Right of use assets

	September 30, 2025
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$2,053,698	$1,414,541
Office Building	2,324,694	1,439,579	885,115
Printer	9,716	6,133	3,583
	5,802,649	3,499,410	2,303,239

			December 31, 2024
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$1,939,006	$1,529,233
Office Building	2,324,694	1,352,941	971,753
Printer	9,716	4,196	5,520
	5,802,649	3,296,143	2,506,506

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Aircraft

On March 22, 2024, the Company extended its Aircraft lease for three years to March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the remaining following dates, March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four-months of interest.  The lease is being treated as a finance lease.

5. Intellectual property

	September 30, 2025
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$16,988,150	$8,282,850
SFD® Geothermal Right acquired	275,610	60,864	214,746
	25,546,610	17,049,014	8,497,596

	December 31, 2024
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$15,724,601	$9,546,399
SFD® Geothermal Right acquired	275,610	50,528	225,082
	25,546,610	15,775,129	9,771,481

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”), and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from the former CEO on April 18, 2021.  The consideration paid or still deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CDN$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CDN$15,000 signature milestone payment paid in August 2021; and
4.	US$200,000 milestone payment which will become due if the Company's cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Up to September 30, 2025, the Company has recognized $275,610 for the Geothermal Right, which is the combination of the US$40,000 (CDN$50,310) and CDN$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000.  The cost of the remaining milestone will be recognized when it is deemed probable that the milestone will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors.  The Board of Directors delegated authority to the special committee to determine if the milestone has been achieved.  As of September 30, 2025, the US$200,000 milestone payment is deemed not probable of be achieved.

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2023	11,231,132	238,863	11,469,995
Amortization for 2024	(1,684,733)	(13,781)	(1,698,514)
Net book value at December 31, 2024	9,546,399	225,082	9,771,481
Amortization for 2025	(1,263,549)	(10,336)	(1,273,885)
Net book value at September 30, 2025	8,282,850	214,746	8,497,596

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5-year aggregate total of $8.5 million.

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

6.  Accounts payable and accrued liabilities

	September 30,	December 31,
	2025	2024
Accrued liabilities related to:
Consultants and professional fees	$368,319	$261,753
Payroll related	460,238	471,596
Board of director’s fees	268,718	201,218
Interest payable	11,766	109,029
	1,109,041	1,043,596
Trade payables and other	662,414	190,378
	1,771,455	1,233,974

At September 30, 2025, payroll related includes $289,796 is accrued for Restricted Stock Units (“RSUs”).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

7. Convertible Debentures

Between November 8, 2023, and January 11, 2024, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the "November Debentures").  Directors of NXT purchased November Debentures valued, in the aggregate principal amount, at US$147,000 (approximately CDN$196,686).  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance.  On June 26, 2025, US$1,347,000 of the November Debentures were converted into common shares of NXT. On September 23, 2025, US$49,000 of the November Debentures subscribed to by Directors of NXT were converted into common shares of NXT.  (See Note 10). The remaining US$448,000 of the November Debentures are convertible into common shares at a fixed conversion price of US$0.1808 allowing the subscribers to obtain an aggregate of up to 2,477,876 common shares.

The November Debentures are unsecured.

Repayment of principal and interest for convertible debentures:	US$	CDN$1.
2025	162,193	225,806
2026	305,450	425,247
Total principal and interest payments	467,643	651,053
Less interest	(19,643)	(27,358)
Principal remaining	448,000	623,695
Accumulated change in fair value of convertible debentures	488,785	680,486
Fair value of convertible debentures	936,785	1,304,181

1.	Converted at 1.3922

Movement in convertible debentures	For the three months ended September 30, 2025		For the nine months ended September 30, 2025
	US$	CDN$	US$	CDN$
Opening balance in the period	$1,369,456	$1,863,713	$6,378,141	$9,174,957
Fair value remeasurement of convertible debentures held at the beginning of the period	(321,593)	(421,027)	4,252,560	5,828,118
Conversion to common shares	(111,078)	(153,572)	(9,693,916)	(13,315,118)
Foreign exchange gain (loss)	-	15,067	-	(383,776)
Closing balance, September 30	936,785	1,304,181	936,785	1,304,181

Loss on fair value remeasurement of convertible debentures

The November Debentures (as of September 30, 2025) and the debentures converted to common shares (as at June 26, 2025 and September 23, 2025) have been revalued at their fair value, both using level 3 inputs which include the market price, volatility and conversion price of the Company’s common stock as at June 26, September 23, and September 30, 2025.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Interest expense for convertible debentures:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
$US	$12,433	$132,520	$295,264	$309,450
$CDN	$18,092	$182,289	$421,292	$420,730

8. Lease obligations

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Opening balance, January 1	$2,301,542	$595,517
Additions	-	2,252,803
Operating lease payments	(180,504)	(364,712)
Finance lease principal payments	(418,079)	(359,706)
Lease accretion	86,239	99,803
Foreign exchange	(28,984)	77,837
Closing Balance	1,760,214	2,301,542
Current portion of lease obligations	738,984	693,607
Long-term lease obligations	1,021,230	1,607,935

Maturity of lease liabilities:	Finance Lease1.	Operating Leases	Total
2025	167,853	60,169	228,022
2026	671,414	240,391	911,805
2027	112,861	237,252	350,113
2028	-	237,252	237,252
2029	-	237,252	237,252
2030	-	177,939	177,939
Total lease payments	952,128	1,190,255	2,142,383
Less imputed interest	(80,602)	(301,567)	(382,169)
Total discounted lease payments	871,526	888,688	1,760,214
Current portion of lease obligations	599,075	139,909	738,984
Non-current portion of lease obligations	272,451	748,779	1,021,230

1.	Converted at 1.3922

As of September 30, 2025, the Company’s aircraft lease was a financing lease, and the other leases were operating leases.  Incremental borrowing rates from between 10.0% and 12.0%.  None of the leases have an option to extend past their current terms.  The weighted average remaining lease terms at September 30, 2025, is 3.2 years.  The Company’s total operating lease expenditures for the period ended September 30, 2025, were $180,504 (2024 - $306,403).  The Company’s total financing lease expenditures for the period ended September 30, 2025, was $518,036 (2024 - $329,372, including interest expense of approximately $99,958 (2024-$91,002).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Non-cash lease amortization and accretion

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Amortization of lease incentives and other	$(1,891)	$(1,890)	$(5,670)	$(5,462)
ROU asset amortization	32,382	28,651	94,246	234,085
Lease liability accretion	27,769	30,832	86,234	68,605
	58,260	57,593	174,810	297,228

9.  Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the period ending December 31,	Office Premises
2025	40,850
2026	163,401
2027	163,401
2028	163,401
2029	163,401
2030	122,551
Total	817,005

10. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended September 30,
	2025		2024
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	78,495,184	98,262,510	78,025,237	$98,179,271
Employee Share Purchase Plan (Note 12)	228,165	72,077	364,185	61,855
Restricted Stock Units (Note 12)	194,206	39,035	-	-
Exercise of Stock Options	282,466	98,456	-	-
Conversion of Convertible Debentures	29,416,313	13,315,118	-	-
Equity based transaction with non-employee	634,439	108,455	-	-
As at the end of the period	109,250,773	111,895,651	78,389,422	98,241,126

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Debenture Conversion

On May 30, 2025, Ataraxia Capital converted $3,175,480 (US$2,300,000) of convertible debentures into 13,540,208 commons shares at conversion prices of US$0.143 and US$0.24 per common share.

On June 26, 2025, MCAPM, LP and Michael P. Mork (“Mork Capital”) converted convertible debentures with a face value US$3,375,000 into 15,605,088 common shares at conversion prices of US$0.1808 and US$0.25 per common share. The increase to common shares related to the Mork Capital convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of C$9,986,066 (US$7,299,810) on the date of conversion.

On September 23, 2025, US$49,000 face value of the November Debentures subscribed to by Directors of NXT were converted into 271,017 common shares of NXT at a conversion price of US$0.1808.  The increase to common shares related to the September 23, 2025, conversion of convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of C$153,571 (US$111,078) on the date of conversion.

Equity based transaction with non-employee:

On October 1, 2023, the Company entered into a service agreement with a marketing consultant (the “Consultant”) to provide sales and marketing services to introduce potential customers to the Company’s SFD® technology, attend trade shows, and update the Company’s marketing systems.  The Consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  634,439 common shares issued to the Consultant on January 29, 2025.

11. Net loss income per share

Net loss per share – Basic

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Net loss for the period	$(1,781,040)	$(1,477,400)	$(1,079,180)	$(6,277,213)
Basic weighted average number of shares outstanding for the period	108,991,429	78,341,847	91,088,668	78,209,964
Net loss per share – Basic	$(0.02)	$(0.02)	$(0.01)	$(0.08)

In periods in which a loss results, all outstanding stock options, RSUs, deferred share units (“DSUs”) and potential shares from convertible debentures may be excluded from the diluted loss per share calculations, if their effect is anti-dilutive.

12. Share-based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at September 30, 2025, include stock options, DSUs, RSUs, and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSUs, DSUs, and ESP Plan activity.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Stock Option Expense	$29,758	$10,091	$234,958	$66,526
Deferred Share Units	38,750	-	116,250	-
Compensation Expense (Note 10)	-	-	-	32,366
Stock-based compensation expense in Contributed Capital	68,508	10,091	351,208	98,892

Employee Share Purchase Plan	9,706	13,987	36,038	30,928
Restricted Stock Units	83,159	10,227	311,204	41,701
Total stock-based compensation expense	161,373	34,305	698,450	171,521

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2025.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.200	166,200	166,200	2.9
$0.203	1,400,000	-	4.4
$0.216	1,648,334	468,333	2.2
$0.252	78,850	78,850	3.0
$0.259	100,000	33,333	3.0
$0.260	52,650	52,650	2.3
$0.264	177,200	177,200	2.3
$0.440	21,360	21,360	0.2
$0.620	18,050	18,050	0.2
$0.680	32,250	32,250	0.2
$0.720	24,460	24,460	0.2
	3,719,354	1,072,686	3.0

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

The continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

For the nine months ended			For the year ended
	September 30, 2025		December 31 2024
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	2,647,820	$0.24	2,927,820	$0.32
Granted	1,400,000	$0.20	-	$-
Exercised	(282,466)	$(0.21)	-	$-
Forfeited	-	$-	(180,000)	$(0.22)
Expired	(46,000)	$(0.54)	(100,000)	$(0.52)
Options outstanding, end of the period	3,719,354	$0.23	2,647,820	$0.24
Options exercisable, end of the period	1,072,686	$0.26	777,820	$0.30

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10.  The Company is recognizing Stock based compensation expense (“SBCE”) for these stock options.

On January 6, 2023, the Company announced the grant of 2,050,000 performance stock options at a price of $0.216 to employees, officers and directors. These stock options vest upon receipt of cash for SFD® services performed:

Vesting Target	Vested
1/3 vest upon the collection of US$6.5 million	Yes
1/3 vest upon the collection of the next US$7.0 million	No
1/3 vest upon the collection of an additional US$7.5 million	No

Approximately 1,648,334 of these options are outstanding as of September 30, 2025, of which 468,333 have vested.

Stock-based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Expected dividends paid per common share	Nil	-
Expected life in years	5.0	-
Weighted average expected volatility in the price of common shares	140%	-
Weighted average risk-free interest rate	2.91%	-
Weighted average fair market value per share at grant date	$0.181	-
Forfeiture rate	14.3%	-

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the nine months ended	For the year ended
Opening balance	September 30, 2025	December 31, 2024
Opening balance	120,226	37,354
Granted	282,689	82,872
Closing balance	402,915	120,226

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  Historically, the Company settled the RSUs that vested with shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2024, are as follows:

For the nine months ended			For the year ended
	September 30, 2025		December 31, 2024
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the year	915,000	$0.16	-	-
Granted	1,875,000	$0.20	1,035,000	$0.14
Forfeited	-	-	(120,000)	$(0.14)
Common shares issued	(194,206)	$(0.20)	-	-
Payroll withholdings settled in cash	(110,796)	$(0.20)	-	-
RSUs outstanding, end of the period	2,484,998	$0.52	915,000	$0.16

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  Historically, the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the nine months ended		For the year ended
	September 30, 2025		December 31, 2024
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	114,083	$36,039	234,974	$41,620
Matched by the Company	114,082	36,038	234,973	41,619
Total Common Shares issued	228,165	72,077	469,947	83,239

13. Financial instruments

Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible debentures, and long-term debt.  The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity.  The Company has determined that long-term debt approximates its fair value as the interest rate approximates market rates.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents, and accounts receivable reflects management’s assessment of maximum exposure to credit risk.  As at September 30, 2025, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages accounts receivable credit risk by usually requiring advance payments before commencing certain contract milestones and when possible, accounts receivable insurance.

As of September 30, 2025, the Company had $4,790,514 of overdue accounts receivable.  As of the date of these financial statements $461,186 has been collected.  The Company is in constant communication with its customer and is not providing information or additional services until progress has been made on reducing the remaining overdue accounts receivable.  These outstanding receivables are not insured.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, convertible debentures, and lease obligations, and pricing its SFD® survey contracts in US$.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As of September 30, 2025, the Company held net United States dollar assets totaling approximately US$3,140,977.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2025, would have had an approximately $437,287 effect on the unrealized foreign exchange gain or loss for the period.

14. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Accounts receivable and contract assets	$260,716	$(32,489)	$(5,374,570)	$1,726,534
Prepaid expenses	38,013	40,467	115,774	(21,667)
Accounts payable and accrued liabilities	320,591	(27,638)	268,588	(490,917)
Deferred revenue	(102)	240,084	(768,944)	240,084
	619,218	220,424	(5,759,152)	1,454,034

15. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all its survey operations from its head office in Canada and occasionally maintains administrative offices in foreign locations when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the nine-month periods ended September 30, 2025, and 2024 were generated solely by the Hydrocarbon Right and four different customers.  There were no revenues attributable to the Geothermal Right.

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
International	$91,922	$-	$14,212,469	$602,072
Canada	-	-	-	-
	91,922	-	14,212,469	602,072

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2025

(Expressed in Canadian dollars unless otherwise stated)

16. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities include a total of $62,322 ($55,455 as at December 31, 2024) payable to this law firm.

Another member of the Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which held convertible debentures until May 30, 2025 (Note 10). Accounts payable and accrued liabilities at September 30, 2025, are $nil, ($40,011 or US$27,814, as at December 31, 2024) to Ataraxia for accrued interest.

A third member of the Board is an employee of MCAPM LP, which held convertible debentures until June 26, 2025 (Note 10). Accounts payable and accrued liabilities at September 30, 2025, were $nil, (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, converted into the November Debentures (Note 7), for a total of US$147,000 (CDN$196,686). Two holders converted US$49,000 of these November Debentures on September 23, 2025. Accounts payable and accrued liabilities at September 30, 2025, include a total of $4,411 (US$3,168), (December 31, 2024 - $4,680 or US$3,253) to Board members for accrued interest.

Accounts payable and accrued liabilities include $268,718 ($201,218 as at December 31, 2024) for Board fees and $9,155 ($35,250 as at December 31, 2024) for management compensation.

Related party expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Legal Fees	$38,039	$60,572	$100,939	$127,627
Interest Expense1.	$4,954	$149,225	$382,547	$252,863
Board of director fees	$61,250	$51,250	$183,750	$128,750

1.

US$3,611 for the three months ended September 30, 2025, and US$269,086 for the nine months ended September 30, 2025. US$108,968 for the three months ended September 30, 2024, and US$185,549 for the nine months ended September 30, 2024. Includes interest expense for Ataraxia, board of directors and Mork Capital.

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